Quality Distribution, LLC

QD Capital Corporation

4041 Park Oaks Blvd., Suite 200

Tampa, Florida 33610

May 24, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Quality Distribution, LLC

QD Capital Corporation

Registration Statement on Form S-4, filed April 15, 2011, as amended

File No. 333-173556

Ladies and Gentlemen:

The above-captioned Registration Statement registers an exchange offer (the “Exchange Offer”) pursuant to which the 9.875% Second-Priority Senior Secured Notes due 2018 (the “Exchange Notes”) of Quality Distribution LLC and QD Capital Corporation (the “Issuers”) will be offered in exchange for the Issuers’ outstanding 9.875% Second-Priority Senior Secured Notes due 2018 (the “Existing Notes”). The Issuers are registering the Exchange Offer in reliance on interpretations by the staff of the Securities and Exchange Commission set forth in no-action letters to third parties with respect to the ability of holders of the Exchange Notes received in the Exchange Offer to resell such Exchange Notes without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933, as amended (the “Securities Act”). This letter confirms that the Issuers are conducting the Exchange Offer in reliance on the position of the Commission in Exxon Capital Holdings Corporation (May 13, 1988), Morgan Stanley and Co., Inc. (June 5, 1991) and Shearman and Sterling (July 2, 1993). In connection therewith, each of the Issuers represents to the Commission that:

(i)	neither it nor any affiliate has entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer;

(ii)	to the best of its information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer;

(iii)	it will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the Exchange Offer (a) could not rely on the staff position enunciated in Exxon Capital Holdings Corporation or similar letters, and (b) must comply with registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a secondary resale transaction. The Issuers acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K;

Securities and Exchange Commission

(iv)	it will inform each broker-dealer participating in the Exchange Offer who is holding Existing Notes that were acquired for its own account as a result of market-making activities or other trading activities that such broker-dealer may be an “underwriter” within the meaning of the Securities Act, and it will receive acknowledgement from each such broker-dealer that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Existing Notes pursuant to the Exchange Offer; and

(v)	none of the holders of Existing Notes participating in the Exchange Offer are affiliates of such Issuer.

The Issuers will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if the exchange offeree is a broker-dealer holding Existing Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Existing Notes pursuant to the Exchange Offer. The letter of transmittal also will include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

QUALITY DISTRIBUTION, LLC

By:	/s/ Joseph J. Troy
Joseph J. Troy Executive Vice President and Chief Financial Officer

QD CAPITAL CORPORATION

By:	/s/ Joseph J. Troy
Joseph J. Troy Executive Vice President and Chief Financial Officer